Kinetics Mutual Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 30, 2008

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

RE:	KINETICS MUTUAL FUNDS, INC. (the “Company”)
Securities Act Registration No: 333-78275
Investment Company Act Registration No: 811- 09303
The Kinetics Global Fund (S000005032)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of April 11, 2008 on Post-Effective Amendment (“PEA”) No. 31 to the Company’s registration statement on Form N-1A.  PEA 31 was filed pursuant to Rule 485(a) under the Securities Act of 1933 on February 29, 2008, for the purpose of changing the name of the “Internet Emerging Growth Fund” (the “Fund”) to the “Global Fund” and to make related changes to the Fund’s principal investment strategy and risks.

For your convenience, the Staff of the Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Company’s responses.

Prospectus Comments

1.
Staff Comment:  Consistent with the generic comment letters dated January 3, 1991, and February 22, 1993, written by then Assistant Director Carolyn B. Lewis, on page 1 in the section entitled, “Overview,” please discuss how securities in the Fund are tied economically to countries of the world.  The Staff expects that the Fund will invest in companies domiciled in at least three different countries including the United States and that at least 40% of the Fund’s assets will be invested in companies headquartered outside of the United States.

Response:
The second sentence of the first paragraph under the section entitled “Overview” has been revised as follows:

“The Portfolio invests primarily in the equity securities of foreign companies that have the ability to facilitate an increase in the growth of their traditional business lines and secondarily in U.S. companies benefiting from international economic growth.”

2.
Staff Comment:  On page 1 in the third paragraph under the sub-section entitled, “Principal Investment Strategies,” please make the following sentence comply with the “plain English” guidelines:  “The Portfolio securities will be selected by the Investment Adviser from companies that are engaged in various industries that will facilitate an increase in the growth of traditional business lines, entry into new distribution channels, an ability to leverage brand identity, and an improvement in the underlying cost/profitability dynamics of the business.”  Specifically, please explain whether it is the company or the industry that is the subject of the factors listed.

Response:
The foregoing sentence has been revised as follows:

“The Portfolio securities selected by the Investment Adviser generally will be those of foreign companies that have the ability to facilitate an increase in the growth of their traditional business lines and those of U.S. Companies that benefit from international economic growth.  An increase in growth may occur by entry into new distribution channels, through an ability to leverage brand identity, and by improvement in the underlying cost/profitability dynamics of the business.”

3.
Staff Comment: On page 1 in the third paragraph under the sub-section entitled, “Principal Investment Strategies,” please make the following bullet-pointed sentence comply with the “plain English” guidelines: “Infrastructure:  Companies that hold equity stakes in or are involved in the financing, building or operation of infrastructure assets including electric generation and transmission, airports, toll roads, railways, ports, etc.”  Please be more concise in the description so as not to mislead with respect to the types of companies that the Fund will invest in (e.g., a company that is involved in financing infrastructure projects, such as Goldman Sachs, is very different from a company whose primary purpose is in the building or operation of infrastructure assets).  Please revise the disclosure to define and measure the securities that the Fund will invest in.

Response:
The foregoing sentence has been revised as follows:

“Infrastructure: Companies that hold equity stakes in or are involved in building, owning or operating  infrastructure assets including electric generation and transmission, airports, toll roads, railways, ports, etc.”

4.
Staff Comment:  On page 2, the first sentence under the fourth paragraph of the sub-section entitled “Principal Investment Strategies,” states that: “The Investment Adviser selects portfolio securities by evaluating a company’s positioning and business model as well as its ability to grow and expand its activities or achieve a greater competitive advantage in cost/profitability and brand image leveraging.” Please disclose what factors are used to evaluate whether the Investment Adviser has reached its criteria.

Response:
The following disclosure has been added immediately after the foregoing sentence:

“This evaluation by the Investment Adviser includes consideration of a company’s potential to maintain and grow long lived assets, while generating high returns on capital with operating predictability and transparency.”

5.
Staff Comment:  On page 3, in the sub-section entitled, “Principal Risks of Investment,” under the bullet point entitled, “Non-Diversification Risks,” please explain what those certain risks are in relation to a diversified mutual fund.

Response:
The risk disclosure has been revised as follows:

“Non-Diversification Risks: As a non-diversified investment company, the Portfolio can invest a large percentage of its assets in a small number of issuers.  As a result, a change in the value of any one investment may affect the overall value of the Portfolio’s shares and therefore, the Fund’s shares, more than shares of a diversified mutual fund that holds more investments”

6.
Staff Comment:  On page 3, in the sub-section entitled, “Principal Risks of Investment,” under the bullet point entitled, “Option Transaction Risks,” please expand the disclosure to define what certain risks are inherent.

Response:
The risk disclosure has been revised as follows:

“Option Transaction Risks:  Purchasing and writing put and call options are highly specialized activities and entail greater than ordinary investment risks.  The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities (or currency) markets.  By writing put options on equity securities, the Global Portfolio gives up the opportunity to benefit from potential increases in the value of the common stocks above the strike prices of the written put options, but continues to bear the risk of declines in the value of its common stock portfolio.  The Global Portfolio will receive a premium from writing a covered call option that it retains whether or not the option is exercised.  The premium received from the written options may not be sufficient to offset any losses sustained from the volatility of the underlying equity securities over time.

7.
Staff Comment:  On page 14, in the sub-section entitled, “Householding,” please note that the “householding” of documents must, consistent with Rule 154 of the Securities Act of 1933, either be consented to in writing or have been obtained through implied consent; householding Fund documents cannot be done automatically.

Response:
The “Householding” sub-section has been revised as follows:

Householding
By signing the New Account Application Form, you acknowledge and consent to the householding (i.e., consolidation of mailings) of regulatory documents such as prospectuses, shareholder reports, proxies, and other similar documents.  In an effort to decrease costs, the Fund will reduce the number of duplicate prospectuses and annual and semi-annual reports you receive by sending only one copy of each to those addresses shared by two or more accounts.  Call toll-free at 1-800-930-3828 to request individual copies of these documents.  The Fund will begin sending individual copies 30 days after receiving your request.  This policy does not apply to account statements.

Statement of Additional Information (“SAI”)

1.	Staff Comment: On page 18 under the sub-section entitled, “Advisory Fees,” please provide clarification with respect to advisory fees waived and reimbursed.

Response:
The table disclosing waived advisory fees and reimbursed expenses has been revised  to reflect two columns identifying (i) the total dollar amount of advisory fees waived by the Advisor, and (ii) the total dollar amount of Fund operating expenses reimbursed by the Advisor.

In connection with this response to the Staff’s comments, the Company, on behalf of the Fund, hereby states the following:

(1)
The Fund acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Fund acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Fund represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Fund.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk, Esq. at (414) 765-6609 or the undersigned at (914) 703-6900.

Very truly yours,

/s/Leonid Polyakov
Leonid Polyakov
Treasurer
KINETICS MUTUAL FUNDS, INC.